EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-162197) and related Prospectus of Hornbeck Offshore Services, Inc. for the registration of $250,000,000 of its Senior Notes due 2017 and to the incorporation by reference therein of our reports dated March 2, 2009 (except for Note 18 as to which the date is August 11, 2009), with respect to the consolidated financial statements of Hornbeck Offshore Services, Inc. included in the Current Report (Form 8-K) of Hornbeck Offshore Services, Inc. dated August 11, 2009, and March 2, 2009 with respect to the effectiveness of internal control over financial reporting of Hornbeck Offshore Services, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2008, both filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New Orleans, Louisiana

January 11, 2010